UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

( ) Form C: Offering Statement
( ) Form C-U: Progress Update
( ) Form C/A: Amendment to Offering Statement
( ) Check box if Amendment is material and investors must reconfirm within five business days.
(X) Form C-AR: Annual Report
( ) Form C-AR/A: Amendment to Annual Report
( ) Form C-TR: Termination of Reporting

Name of issuer:
Viral Films Media LLC

Legal status of issuer:

    Form:
    Limited Liability Company

    Jurisdiction of Incorporation/Organization:
    Delaware

    Date of Organization:
    January 28, 2019

Physical address of issuer:
c/o Galatia Films, LLC, 400 West Peachtree Street NW, Suite 415, Atlanta, Georgia 30308, USA

Website of issuer:
https://www.galatiafilms.com/vfm/

Current number of employees:
3

	Most recent fiscal year-end	Prior fiscal year-end
Total assets	$1,165,435	$0.00
Cash & Cash Equivalents	$1,095,749	$0.00
Production Costs	$69,686	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00

Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Expenses	$75,585	$0.00
Taxes Paid:	$0.00	$0.00
Net Income	-$75,585	$0.00

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Donald Amason
(Signature)

Donald Amason
(Name)

Manager and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Donald Amason
(Signature)

Donald Amason
(Name)

Manager and Chief Executive Officer
(Title)

April 20, 2019
(Date)

/s/ Robert Whitten
(Signature)

Robert Whitten
(Name)

Chief Financial Officer and Treasurer
(Title)

April 20, 2019
(Date)

/s/ Daniel McNicoll
(Signature)

Daniel McNicoll
(Name)

Head of Production and Director
(Title)

April 20, 2019
(Date)

/s/ Fred Dawe
(Signature)

Fred Dawe
(Name)

Director
(Title)

April 20, 2019
(Date)

/s/ Spencer Yee
(Signature)

Spencer Yee
(Name)

Director
(Title)

April 20, 2019
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A: Annual Report
Exhibit B: Financial Statements

EXHIBIT A



VIRAL FILMS MEDIA LLC
ANNUAL REPORT

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Viral Films Media LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.galatiafilms.com/vfm no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate, " "expect, " "project, " "plan, " "intend, " "believe, " "may," "should, " "can have, " "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Business and Anticipated Business Plan

The business of Viral Films Media is to develop, produce and monetize a single live-action superhero feature film to be called *Rebel's Run*, featuring characters from the Alt Hero comic book universe developed by Arkhaven Comics. All of the business prospects of the company rely on the successful monetization of one film, *Rebel's Run*. See Exhibit B – Business and Business Plan for a detailed description of the business and business plan of Viral Films Media.

Directors of the Company

Director	Principal Occupation	Main Employer	Year Joined as Director
Frederick Dawe	Senior Counsel	The Financial Services Consulting Group	2019
Daniel McNicoll	Executive Director of Galatia Films	Galatia Films	2019
Spencer Yee	Attorney (Partner)	Yee & Shih LLP	2019

Business Experience:

Frederick Dawe has served as our **Director** since May 2019. He has served as Senior Counsel of The Financial Services Consulting Group, a privately held consultancy advising on mergers and acquisition, integration and commercial agreements, since 2006. Fred holds a B.A. in political science and German from St. Olaf College, and a J.D. from Mitchell Hamline School of Law.

Daniel McNicoll has served as our **Director** since our inception and as **Head of Production** since May 2019. Daniel is Executive Director of Galatia Films, which he founded and has run since February 2007. Daniel McNicoll's first film Reclaiming the Blade (Starz/Anchor Bay, #1 on iTunes/Netflix and highly rated by IGN, New York Post and AMC Film Critic) featured Viggo Mortensen, Karl Urban and Bob Anderson (Star Wars). As a screenwriter the LA based ScriptShark has described his writing as both "original and engaging with strong market value". Current and completed projects include a new documentary with the Batman Dark Knight stunt coordinators and Star Wars: Evolution of the Lightsaber with Mark Hamill. Daniel's upcoming Glastonbury: Isle of Light, currently in development with producer Ned Dowd (The Count of Monte Cristo, Apocalypto), Weta Workshop's Sir Richard Taylor (King Kong, Avatar) and illustrator John Howe (Lord of the Rings,Narnia).Prior to founding Galatia Films, Daniel was a mutual funds advisor at Deutsche Bank and PNC, and prior to that worked as a royalty accountant for BMI. Daniel holds a bachelor of business administration, arts, entertainment and media management from Belmont University.

Spencer Yee has served as our **Director** since May 2019. Spencer is a founding partner of the law firm Yee & Shih LLP, where he has practiced law since 2014. Spencer focuses on corporate transactions and securities offerings. He has advised corporate, private equity and other clients in a variety of public and private merger and acquisition transactions, minority and strategic investments and other corporate matters. Previously, Spencer was associated with Simpson Thacher & Bartlett LLP. Spencer received his B.S. from Brigham Young University and his J.D. from New York University School of Law.

Officers of the Company

Officer	Position	Year Joined	Does the officer work fulltime for the company, and if not where else does the employee work?
Don Amason	Manager and Chief Executive Officer	2019	No. Industrial defense contracting company
Daniel McNicoll	Head of Production	2019	No. Galatia Films
Robert Whitten	Chief Financial Officer / Treasurer	2020	No. Retired.

Business experience:

Donald Amason has served as the **Manager** and **Chief Executive Officer** of Viral Films Media since May 2019. He has also served in a variety of roles for a major industrial and defense contracting company since June 1992. Don has over 25 years of experience in engineering, operations, and organizational leadership. His responsibilities have included product design, production management, financial reporting, new business development, strategic planning and risk and opportunity management. He has successfully led organizations of as many as 120 employees on technically challenging projects. Don holds a B.S. in Electrical Engineering from Mississippi State University.

Daniel McNicoll (See above under Directors of the Company)

Robert Whitten has served as the **Chief Financial Officer** and **Treasurer** of Viral Films Media since February 2019. From 1985 until 2011, Robert was a Senior Manager of Los Angeles County, State of California, where he served as Chief Technology Officer and Chief of Operations for the $40+ billion pension association. In that position, Robert managed multi-year, multi-million dollar technology and capital improvement projects, as well as developed and managed annual budgets, approved by multiple boards for 25 years. Robert is highly experienced in annual attestations, agreed-upon-procedures audits and the implementation of audit recommendations.

Principal Security Holders

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of **20 percent or more** of the issuer's outstanding equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power
Frederick Dawe	34,082 Class C Units	33.3%
Galatia Films LLC*	500,000 Class D Units	33.3%

*Galatia Films LLC is an entity founded and controlled by Daniel McNicoll, one of our Directors and our Head of Production.

Risk Factors

Limited operating history. We were incorporated as a limited liability company in 2019. Accordingly, we have a very limited history upon which an evaluation of our prospects and future performance can be made. Our operations and proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase significantly for the near future. There can be no assurances that we will ever operate profitably. You should consider our business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Limited operating scope. The business of the company is based upon the development and monetization of a single film property, *Rebel's Run*. Accordingly, all of the business prospects of the company rely on the successful monetization of a single film. If the film is not successfully produced or is not popular with consumers and audiences, you may lose all of your investment. In addition, we are reliant upon our License and Creative Services Agreement with Infogalactic AG for the rights to the film and upon Galatia Films LLC for production services pursuant to the Production Services Agreement. If for any reason, we lose the license or the services, our operations and business prospects would be materially and adversely affected, and you could lose your investment.

Future fundraising may affect the rights of investors. In order to fully fund our business plan, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. We may procure debt financing secured by the assets of the company, including the film rights. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations. In addition, any future equity securities offerings will dilute your holdings and reduce your proportionate interest in the profits of the company.

The company will require additional funds. If we do not generate revenues or raise additional funds, we might cease operating and you will get nothing. We might need to raise more funds in the future, and if we can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

The Company expects to incur debt. The Company expects to incur debt secured by the intellectual property and assets of the company to fund the film project, and it may incur debt (including secured debt) in connection with the film. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment. Specifically, our company, either directly or through Galatia Films, expects to incur debt (together with any additional equity capital raisings we conduct) sufficient to complete the expected budget. Any debt that we incur in connection with production of the film will need to be repaid before we are able to distribute profits to you.

Your Units may be diluted by future issuances of Units of the Company with superior rights. It is anticipated that the Company will need additional rounds of financing for future anticipated expansion. If we issue additional equity securities in our Company, your holdings and rights to profits of the company will be diluted.

We may be unable to secure additional necessary financing. The Company cannot guarantee that it will be able to raise additional funds on commercially feasible terms or at all. Thus, there is no assurance that the Company will be able to continue to develop and fully implement its development, production and marketing plan nor continue to operate if the necessary funding is not available.

Concentration of credit and cash. We currently maintain our cash on hand in a single bank account, which, at times, is in excess of the federally insured limits. If our banking institution were to fail or there were a national banking crisis, our cash on hand could be placed at risk.

The Company may not generate sufficient revenues, or any revenues, that would enable you to recover your investment or make any profits. The business of the company is based upon the development and monetization of a single film property. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations we have or will enter into, including payments of royalties, licensing fees, production fees, and other expenses that are superior in right to your rights as an equity holder, including fees payable pursuant to our License and Creative Services Agreement with Infogalactic AG and the Production Services Agreement with Galatia Films LLC described under Material Contracts elsewhere in this annual report. The payment of all such fees will need to occur before we generate net profits that may be distributed to the holders of our Units. Moreover, for holders of Class B Units, such holders' right to receive distributions and allocations of profit are subject to the prior rights of other classes of Unit holders.

Filmmaking is a complicated and technical endeavor, often unforeseen difficulties will arise, causing budget and scheduling overruns, particularly when complex visual effects are involved.

The completion and commercial success of a motion picture are extremely unpredictable, and the motion picture industry involves a substantial degree of risk. Commercial success is primarily determined by broad distribution and audience reaction, which is unpredictable. The completion and commercial success of a motion picture also depends upon other factors, such as:

- talent and crew availability;
- financing requirements;
- distribution strategy, including the time of the year and the number of screens on which a motion picture is shown and the successful use of alternative distribution channels such as online and subscription models;
- the number, quality and acceptance of other competing series or films released into the marketplace at or near the same time;
- critical reviews;
- the availability of alternative forms of entertainment and leisure time activities;
- piracy and unauthorized recording, transmission and distribution;
- general socioeconomic conditions and political events; and
- other tangible and intangible factors.

All of these factors can change and cannot be predicted with certainty. In addition, motion picture attendance is seasonal, with the greatest attendance typically occurring during the summer and holidays. The release of a film during a period of relatively low theater attendance is likely to affect the film's box office receipts adversely.

Film projects can be risky, often budgets run over and there are no guarantees the content will be successful in the market. The film industry is generally affected by the same risk factors of other industries, but due to its nature, the production, distribution, and marketing of content can require large capital investments. Even with adequate funding, the film may fail to gain any traction with viewers.

We rely on third parties for production and monetization of our products. We rely on third parties such as development studios, distribution companies, TV networks, producers, storytellers, and other service providers. for production and monetization of our products. Although we have exclusive rights with some of these partners, others may give more time and attention to other partners who are better funded or better known. We have entered into a Production Service Agreement with our related party, Galatia Films, and will be substantially reliant upon Galatia Films to carry on the day-to-day production work of the film. If for any reason, our contract with Galatia Films is terminated or suspended, we would need to find alternative cooperative partners, which could be time consuming and result in delays and increased costs to the film project.

Competition. We face competition with respect to any films that we may seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in the production and marketing of films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for films is highly correlated with general economic conditions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which our film will be shown may adversely impact our consolidated financial results.

Piracy. The piracy of our content, products or other intellectual property poses a significant challenge for us. Technological developments, such as the production of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in markets in the world that lack effective copyright and technical legal projections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of our content, products and intellectual property or the products we license from others could result in a reduction of the revenues we receive from the legitimate licensing and distribution of our content and products. We devote substantial resources to protect our content, products and intellectual property, but there can be no assurance that our efforts to enforce our rights and combat piracy will be successful.

The potential markets for our film are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands. The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our management team does not work full-time for our company. Our management team has other professional commitments and engagements and do not devote their full-time to Viral Films Media. Accordingly, we may not be able to operate with the efficiency and effectiveness as we would if we had management who were full-time employees.

Factual statements have not been independently verified.
No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this annual report. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

Taxation. We are a limited liability company, of which you will become a member upon your investment. You will be responsible for all your own tax obligations and filings, including state and federal filings. In addition, income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of income, gains, losses, deductions and credits among the Members. The board of directors has discretion to change the tax election of the Company, including to elect to have it taxed as a corporation. If the Company is taxed as a corporation, any profit allocation or distribution will be after taxes, and you will still be subject to capital gains or income tax for any such distributions, which could reduce any return you make on the investment.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our financial condition and results of operations could be adversely affected by health pandemics. Our business could be materially and adversely affected by health pandemics, including, but not limited to, outbreaks of the Coronavirus or COVID-19. Any prolonged pandemic of the COVID-19, or other contagious infection in the area in which we intend to film, produce and market the film, or in which our service providers and distributors operate, may result in delays in filming, production, release and distribution of the film, worker absences, voluntary or mandated closure of our film and production operations, travel restrictions on our employees, and other disruptions to our business. Any prolonged or widespread health pandemic could severely disrupt our business operations, result in a significant delay or inability to release the film, and have a material adverse effect on our financial condition, results of operations and cash flows.

OWNERSHIP, CAPITAL STRUCTURE AND
DESCRIPTION OF ISSUER'S SECURITIES

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	--	600,000	Yes
Class B Units	1,570,000	941,000	No
Class C Units	-	34,082	Yes
Class D Units	-	500,000	Yes

DESCRIPTION OF ISSUER'S SECURITIES

<u>Distributions from Profits</u>
Distributions from profits (other than distributions made in connection with a deemed liquidation event) will be initially allocated among the Members as follows:

(i)   first, 100% to the Class A Members, until the Class A Premium, which is equal to 50% of the value of their investment, is paid;

(ii)   second, 100% to the Class B Members, until the Class B Premium, which is equal to 20% of the value of their investment, is paid;

(iii)   third, 100% to the Class A Members, until the Class A Members recoup an additional amount equal to 100% of their investment amount;

(iv)   fourth, 100% to the Class B Members, until Class B Members recoup an additional amount equal to 100% of their original investment amount; and

(v)   fifth, 100% to the Class C Members, until the Class C recoup its initial investment amount; and

(vi)   sixth, 100% to the Class D Member, until the Class D recoup its initial investment amount.

(vii)   Thereafter, upon the completion of the above distributions, the net profits of the Company (subject to the approval of the board of directors) will thereafter be distributed as follows: 100.0% to the holders of Class A Units, Class B Units and Class C Units (ratably based on their percentage interests). In the event that Frederick Dawe ceases to act as a director for any reason, the Class C Units will be cancelled immediately and, upon completion of the distributions (i) through (vi), the net profits of the Company will be distributed 100.0% to the holders of Class A Units and Class B Units (ratably based on their Percentage Interests).

Percentage Interests means, with respect to a Class A Member, Class B Member or Class C Member, a fraction (expressed as a percentage), (x) the numerator of which is the number of Class A Units, Class B Units and Class C Units held by such Member, and (y) the denominator of which the aggregate number of Class A Units, Class B Units and Class C Units held by all Members.

Distributions Upon Liquidation

Any Distributions made upon the occurrence of and following a deemed liquidation event shall be allocated among the Members as follows:

(i) first, 100% to the Class A Members, until the Class A Premium, which is equal to 50% of the value of their initial investment, is paid;

 (ii) second, 100% to the Class B Members, until the Class B Premium, which is equal to 20% of the value of their initial investment, is paid;

(iii) third, 100% to the Class A Members, until the Class A Members recoup an additional amount equal to 100% of their investment amount;

(iv) fourth, 100% to the Class B Members, until the Class B Members recoup an additional amount equal to 100% of their investment amount;

(v) fifth, 100% to the Class C Members, until the Class C Members recoup their initial investment amount; and

(vi) sixth, 100% to the Class D Members, until the Class D Members recoup their initial investment amount.

(vii) Thereafter, (i) 100.0% to the holders of Class A Units, Class B Units and Class C Units (ratably based on their Percentage Interests).

In the event that Frederick Dawe ceases to act as a director for any reason, upon completion of the distributions described in subparagraphs (i) through (vi) above, liquidation distributions of the Company will be distributed 100.0% to the holders of Class A Units and Class B Units (ratably based on their Percentage Interests).

"Percentage Interests" means, with respect to a Class A Member, Class B Member or Class C Member, a fraction (expressed as a percentage), (x) the numerator of which is the number of Class A Units, Class B

Units and Class C Units held by such Member, and (y) the denominator of which the aggregate number of Class A Units, Class B Units and Class C Units held by all Members.

If, in the future, we make offerings of additional Class B Units or other Units which enjoy profit rights, the percentage of profits to which you are entitled would be diluted accordingly.

Transfer Restrictions
The Units may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued or after such one year period without the express written consent of the board, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission: or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

- purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Right of First Refusal
Aside from the other transfer restrictions set forth herein, the Class A and Class C Members have a right of first refusal to purchase equity transferred by any Class B Member.

Director Appointment Rights
Each of the Class A, Class C and Class D Members have the right to appoint one person to the board of directors. The Class B Members have no such right. In addition, the board of directors has the authority to appoint a Manager or Managers to manage the company's business. In the event the board is increased to five members, each of the Class A and Class D members will have the right to appoint an additional board member.

Repurchase Right
If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Class B Units from the Subscriber for the greater of (i) the Purchase Amount; (ii) the fair market value of the securities as determined by its appraiser for 409A purposes; or (iii) the fair market value of the securities as determined by another independent appraiser chosen by the Company. This right will terminate upon a change of control or dissolution event as described in the Operating Agreement.

Class B Unitholders do not have any voting rights. The Class A, Class C and Class D Members each hold, respectively, an aggregate 33.3% voting right.

No terms of any Member Class Unit may be amended, modified or waived, except by a written instrument approved and executed by (i) the manager, (ii) a majority of the Class A Members, (iii) a majority of the Class C Members, and (iv) a majority of the Class D Members; provided, that if any such amendment, modification or waiver would adversely alter in any material respect any of the rights and preferences of any particular Member in a different and disproportionate manner relative to the other Members holding the same class of Units, then such amendment, modification or waiver shall also require the written consent of such Member.

The Company has the right to increase the authorized amount of any existing Class, to issue additional Units in any Class and to create and issue new Classes of securities, including warrants and options. In addition, the securities being offered do not have preemptive rights. Therefore, the members holding Class B Units can have their financial rights diluted through the issuance of additional securities, including Class B Units.

As an LLC, the Company is not required to authorize a set number of units and it may increase any amount authorized as determined by the Board.

The transfer restrictions imposed on Class B Units differ from the transfer restrictions imposed upon Class C Units. Units may only be transferred pursuant to Section 9.1 of the Operating Agreement.

The principal shareholders have, in aggregate, control over all of the issuer's business operations. The Class B Units cannot remove the principal shareholders or otherwise have control over the business of the LLC.

Minority shareholder
An Investor in the Company will hold a minority position in the Company and the Unit B holders do not have any voting rights, and thus are limited as to their ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company with no voting rights, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.
There are occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Material terms of any indebtedness of the issuer.
The Company currently has no indebtedness. The Company may incur indebtedness as part of the financing arrangements of the film.

Previous Offerings of Securities
We have made the following exempt offerings of securities in the past three years:

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
May 2019	Regulation D, 506(b)	Class A Units Class C Units Class D Units	$300,000 $10 $10	General operations
July – October 2019	Regulation CF	Class B Units	$941,000	General operations

Related party transactions

In July 2019, Viral Films Media LLC entered into a Production Services Agreement with Galatia Films LLC, which is one of our principal shareholders and which Daniel McNicoll, one of our directors and our Head of Production, founded and controls. Pursuant to the Production Services Agreement, Galatia Films LLC agrees to provide our company with a range of services relating to the development and production of the film, and agrees to use its resources and assets to assist on the production of the film. In return, we have agreed to pay Galatia Films LLC a production services fee equal to 25% of the adjusted proceeds generated from the film. This production services fee is a cost and expense of the Company, and this contractual payment obligation is prior in right to the profit distribution and allocations rights of the holders of each Class of Units of the Company. We will make various payments to Galatia Films throughout the production process in connection with this agreement in exchange for the services they are providing in connection with the film.

FINANCIAL CONDITION OF THE ISSUER

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included as an exhibit to this annual report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Viral Films Media LLC is a film development company based in Atlanta, Georgia, which has licensed the rights to a script and related intellectual property to produce a single film, to be titled *Rebel's Run*, based on the Alt Hero comic book universe published by Arkhaven Comics.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Viral Films Media LLC was incorporated in the State of Georgia in January 2019.

Since then, we have:

- Secured the exclusive right to a script and related intellectual property to produce a live-action feature film, to be titled *Rebel's Run*, based upon the **Alt Hero comic book universe published by Arkhaven Comics**.
- Received the initial draft of the script for *Rebel's Run* co-written by Alt Hero creator, science fiction and epic fantasy novelist **Vox Day** and renowned comic book author **Chuck Dixon**.
- Engaged the services of **Scooter Downey** as the director of the film.
- Engaged Galatia Films founder and executive producer **Daniel McNicoll** as our Head of Production and a member of our board of directors.
- Brought on film production company **Galatia Films** as a holder of a significant stake in the voting equity securities of our Company and engaged Galatia Films to provide production services to our company in connection with the development and production of *Rebel's Run*.
- Appointed an experienced group of professionals as the directors and management team to oversee the operations of our Company.
- Completed our initial line budget which will be used in connection with our application for additional financing as well as for project management throughout the pre-production and production process.

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues. We have not generated any revenues since our inception. As we continue to be in the pre-production stage and expect to remain in that stage for most or all of the next three to six months, we do not expect to generate significant or any revenues during this period. If we are able to enter into any distribution or revenue-generating agreements based on the film concept prior to production, we may generate revenues, although we do not believe such agreements will be likely sources of revenue at this early stage of the film project life cycle. We may implement limited merchandise sales and direct consumer pre-sales, which, if executed, may generate modest and immaterial source of revenues.

Cash and Expenses.

From our date of inception through December 31, 2019, we incurred $75,585 in expenses and $69,686 in production costs consisting of the following: (i) $68,370 in crowdfunding expenses paid to Silicon Prairie in connection with our Regulation CF offering; (ii) $3,710 in advertising and promotion expenses in connection with materials used for the fundraising campaign and other promotional purposes; (iii) $2,500 in professional fees; (iv) approximately $1,005 in miscellaneous expenses, including merchandising prototypes and office supplies; and (v) $69,686 in production costs categorized as capitalized assets which consisted of payments made to our head of production, our director and other production team members in connection with production services to our company. Viral Films Media LLC had cash on hand of $1,095,749, as of December 31, 2019.

From January 1, 2020 through the date of this annual report, we incurred an additional $23,195 in expenses and production costs, consisting of: (i) $22,500 in production costs which consisted of payments made to our production team members in connection with their production services to our company; (ii) $300 paid in connection with annual LLC filing fees; (iii) $395 in miscellaneous expenses. As of the date of this annual report, we had $1,072,554 cash on hand.

In the coming three to six months, we expect to incur additional expenses in connection with pre-production of the film project, including primarily costs, expenses and fees for scriptwriters, producer, director and production design. Once we reach the production stage, which is expected to commence in late 2020 or early 2021, we expect to incur increased costs and expenses as we make use of more talent and utilize more equipment, studio space, rentals, travel and accommodations, including crew wages.

Sources of Capital. As of December 31, 2019 and as of the date of this annual report, we had $1,095,749 and $1,072,554, respectively, cash on hand from our earlier equity funding rounds. In the coming twelve months, we expect to engage in additional fundraising activities, including equity and/or debt financing, as may be approved by our board of directors. In particular, we expect, either directly or through Galatia Films, to procure debt financing using the film rights as collateral. We, directly or through Galatia Films, expect to incur debt and raise additional capital sufficient to fund the remaining budget of the film. Any profit payments from proceeds generated from the film will be made only after any debt and contractual obligations have first been repaid. We may also raise further funds through additional issuances of equity securities.

Liquidity & Capital Resources

In May 2019, we completed an initial fundraising round pursuant to Regulation D under which we raised $300,020. In October 2019, we completed a subsequent fundraising round pursuant to Regulation CF under which we raised $941,000, less offering commissions and expenses. We currently have no other capital on which to rely. We expect to seek other sources of funding including debt financing, which may be secured debt financing, and equity fundraising.

Except as described herein, there have been no material changes or trends in our finances or operations since the date of our financial statements.

OTHER MATERIAL INFORMATION

Bad Actor Disclosure
None

Keeping track of your investment
You can return to SPPX (vfm.sppx.io) at any time to view your portfolio of investment. You may also receive periodic updates from the Company about its business.

Material contracts
Through the date of this Annual Report, we have entered into the following material agreements:

(i) A Portal Agreement with Silicon Prairie Online, pursuant to which Silicon Prairie provided portal services in connection with our Regulation CF offering. We paid an onboarding fee of $2,500 to Silicon Prairie Online and additional fees that were equal to 7% of the total money raised.

(ii) A Production Services Agreement with Galatia Films, pursuant to which Galatia will provide comprehensive production services in connection with the development, production and distribution of the film, and we have agreed to pay Galatia Films a fee equal to 25% of adjusted proceeds generated from the film. This production services fee is a cost and expense of the Company, and this contractual payment obligation is prior in right to the profit distribution and allocations rights of the holders of each Class of Units of the Company.

(iii) A License and Creative Services Agreement with Infogalactic AG, which holds the rights to the Alt Hero film script, pursuant to which Infogalactic has agreed to provide us with and give us the license to use the finished film script to be co-written by Vox Day and Chuck Dixon, and to provide ongoing creative services in connection with the production of the film, and we have agreed to pay to Infogalactic (a) a fixed fee of $75,000 payable by July 1, 2020 upon delivery of the script; and (b) a fee equal to 25% of adjusted proceeds generated from the film. The creative services fee is a cost and expense of the Company, and this contractual payment obligation is prior in right to the profit distribution and allocations rights of the holders of each Class of Units of the Company.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

ONGOING REPORTING

We will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: www.galatiafilms.com/vfm

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

Ongoing Reporting Compliance

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

Exhibit B – Financial Statements

VIRAL FILMS MEDIA, LLC

Financial Statements
December 31, 2019

CONTENTS



BIVINS & BAIRD, CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

5 OLD RIVER PLACE, SUITE 107
JACKSON, MS 39202
(769) 257-7061

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Donald Amason
Viral Films Media, LLC
Atlanta, GA

We have reviewed the accompanying financial statements of Viral Films Media, LLC (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations and members' equity, and cash flows for the period from January 28, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the Members' financial data and making inquiries of the owner. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members' Responsibility for the Financial Statements

The owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bivins & Baird, CPAs, PLLC
Jackson, Mississippi

April 8, 2020

1

VIRAL FILMS MEDIA, LLC

BALANCE SHEET
DECEMBER 31, 2019

<u>Assets</u>

Cash	$ 1,095,749
Production costs	69,686
Total assets	$ 1,165,435

<u>Liabilities and Members' Equity</u>

Liabilities	-
Members' equity	1,165,435
Total liabilities and Members' equity	$ 1,165,435

See report of independent accountants and accompanying notes to the financial statements.

VIRAL FILMS MEDIA, LLC

STATMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIOD FROM JANUARY 28, 2019 (INCEPTION) TO DECEMBER 31, 2019

Revenues	$ -
Expenses	
Advertising	3,710
Fundraiser fees	68,370
Merchandising	892
Office supplies	113
Professional fees	2,500
Total Expenses	75,585
Net loss	(75,585)
Members' equity, beginning of period	-
Members' contributions	1,241,020
Members' equity, end of period	$ 1,165,435

See report of independent accountants and accompanying notes to the financial statements.

3

VIRAL FILMS MEDIA, LLC

STATMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 28, 2019 (INCEPTION) TO DECEMBER 31, 2019

Cash flows used in operating activities:	
Net loss	$ (75,585)
Production costs	(69,686)
Net cash used in operating activities	(145,271)
Cash flows provided by financing activities:	
Members' contributions	1,241,020
Net change in cash	1,095,749
Cash, beginning of period	-
Cash, end of period	$ 1,095,749

See report of independent accountants and accompanying notes to the financial statements.

4

1 Nature of Operations and Summary of Significant Accounting Policies.

Nature of Operations: Viral Films Media, LLC (the "Company") was organized in the state of Delaware on January 28, 2019 and operates out of Atlanta, Georgia with the intent of operating to develop, produce, and monetize a single live-action feature film.

Management's Plans: The Company's strategic plan is to develop, produce, and monetize a single live-action feature film. The Company believes that access to operating capital raised through equity crowdfunding efforts will enable the Company to execute its plan.

Method of Accounting: The Company maintains its accounting records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents: For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk: The Company maintains all of its cash at one bank, which, at times, is in excess of the federally insured limits.

Income Tax Uncertainties: The Company follows the Financial Accounting Standards Board guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. Management feels that the Company has taken no uncertain tax positions that require adjustment to the financial statements. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: In preparing its financial statements, the Company has evaluated subsequent events through April 8, 2020, which is the date the financial statements were available to be issued.

2 Members' Equity:

Pursuant to the Company's operating agreement, the Company issued a total of 2,075,082 membership units for consideration totaling $1,241,020 as follows: Class A – 600,000; Class B – 941,000; Class C – 34,082; Class D – 500,000. The Company may issue additional units in any Class as determined by the Board. Members of any Class have the right to recoup its initial investment amount.

Class A units receive profit distribution and liquidation priority over Class B units, Class C units, and Class D units and receive voting rights equal to one vote per share within its respective class. Class A as a whole has a 33.3% voting interest.

Class B units receive profit distribution and liquidation priority over Class C units and Class D units but receive no voting rights.

Class C units receive profit distribution and liquidation priority over Class D units and receive voting rights equal to one vote per share within its respective class. Class C as a whole has 33.3% voting interest.

Class D units receive voting rights equal to one vote per share within its respective class. Class D as a whole has a 33.3% voting interest.